UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________
Commission file number 1-16191

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
701 North Lilac Drive
P.O. BOX 1452
Minneapolis, Minnesota 55440
(612) 540-1554

EXPLANATORY NOTE

This Form 11-K/A is being filed to amend the Annual Report on Form 11-K of the Tennant Company Retirement Savings Plan for the year ended December 31, 2019 as filed with the Securities and Exchange Commission on June 15, 2020 (the “Original Form 11-K”). The sole purpose of this amendment is to correct Exhibit 23 as filed with the Original Form 11-K. Except as set forth herein, no other changes have been made to the Original Form 11-K.

EXHIBIT

Item #	Description
23	Consent of Independent Registered Public Accounting Firm - CliftonLarsonAllen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date:	June 15, 2020	/s/ Vicki L. Haugen
Vicki L. Haugen
Tennant Company